EXHIBIT 4.10

FOURTH AMENDMENT
TO
POSTROCK ENERGY CORPORATION
2010 LONG-TERM INCENTIVE PLAN

WHEREAS, PostRock Energy Corporation, a Delaware corporation (the “Company”), has established and maintains the PostRock Energy Corporation 2010 Long-Term Incentive Plan (the “Plan”); and

WHEREAS, pursuant to Article 15 of the Plan, the Company has the right to amend the Plan at any time by action of the Board, subject to prior approval by the Company’s stockholders to the extent such approval is determined to be required by applicable legal and/or stock exchange requirements; and

WHEREAS, the Company desires to amend the Plan to increase the number of shares of common stock of the Company (“Common Stock”) available for issuance under the Plan, subject to approval of the stockholders of the Company; and

WHEREAS, the stockholders of the Company approved such increase in shares of Common Stock and reapproved the material terms of the performance-based goals under the Plan at the Annual Meeting of Stockholders of the Company on May 5, 2015;

NOW, THEREFORE, in consideration of the foregoing, the number of shares of Common Stock available for issuance under the Plan is hereby increased by 1,000,000 shares and the first sentence of Section 4.1(a) of the Plan is hereby amended to read as follows:

“Subject to adjustment as provided in Section 15.2, the number of Shares hereby reserved for delivery under the Plan is 2,850,000 Shares (adjusted to reflect the 10 to 1 reverse stock split effective as of January 2, 2015).”

IN WITNESS WHEREOF, PostRock Energy Corporation has caused this Fourth Amendment to be executed by its duly authorized officer as of this 5th day of August, 2015.

POSTROCK ENERGY CORPORATION

By: /s/ Terry W. Carter

Terry W. Carter

Chief Executive Officer and President